FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 2 March 2026

HSBC HOLDINGS PLC

DIRECTOR DECLARATION / SUBSIDIARY BOARD ROLE

HSBC Holdings plc ('HSBC' or 'Group') today provides an update on succession for a key subsidiary board role which will further strengthen the alignment and connectivity with the Group.

In accordance with the PRA Ring-Fencing Rules, and corporate governance best practice, Dame Clara Furse will retire as non-executive Chair of HSBC UK Bank plc in 1H26 after serving 9 years.

In line with HSBC Board's succession planning activity, Dame Carolyn Fairbairn, currently Chair of the HSBC Group Remuneration Committee, will assume the role of non-executive Chair of HSBC UK Bank plc by the end of 1H26, subject to regulatory approval. Dame Carolyn's proposed appointment follows a robust succession process which considered both internal and external candidates.

Dame Carolyn brings deep experience of the UK commercial and business environment and as well as the role of UK businesses in an international context. Her customer-oriented perspective, strategic acumen, regulatory expertise and strong stakeholder management experience, make her ideally suited for the role. She will remain an independent non-executive Director of HSBC Holdings plc and Chair of the Group Remuneration Committee.

Brendan Nelson, Group Chairman, will step down as an independent non-executive Director of HSBC UK Bank plc, effective from Dame Carolyn's appointment to the HSBC UK board.

Group Chairman, Brendan Nelson said:

"I would like to thank Dame Clara for her dedication, commitment and the significant contribution she has made to HSBC during her time as Chair of HSBC UK.  I believe that Dame Carolyn's deep understanding of the UK business and regulatory landscape will be invaluable in the next phase of delivery of HSBC UK Bank's growth strategy and as we deliver for our investors, customers, communities and employees."

For and on behalf of HSBC Holdings plc
Angela McEntee
Group Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England and Wales with limited liability. Registration number 617987.

Media enquiries to:
Neil Fleming          +44 (0) 7384 792051          neil1.fleming@hsbc.com

Supplementary Information:
The HSBC Group Board of Directors at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3.233bn at 31 December 2025, HSBC is one of the world's largest banking and financial services organisations.

HSBC UK Bank plc

HSBC UK serves over 15 million active customers across the UK, supported by 23,800 colleagues. HSBC UK offers a complete range of retail banking and wealth management to personal and private banking customers, as well as commercial banking for small to medium businesses and large corporates. HSBC UK is a ring-fenced bank and wholly-owned subsidiary of HSBC Holdings plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 02 March 2026